SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul, 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Public Notice of Small-scale Stock Swap

On April 27, 2017, KB Financial Group Inc. (“KB Financial Group”) issued a public notice that the board of directors of KB Financial Group approved on April 14, 2017 to effect a comprehensive stock swap, in the form of a small-scale stock swap (the “Stock Swap”), in accordance with Article 360-10 of the Korean Commercial Code (the “KCC”) and Article 62-2 of the Financial Holding Company Act of Korea, pursuant to which the common shares of KB Capital Co., Ltd. (“KB Capital”) will be exchanged for common shares of KB Financial Group.

1.	Summary of Stock Swap Agreement

The purpose of the Stock Swap is to make KB Financial Group the complete parent company of KB Capital and KB Capital a wholly-owned subsidiary of KB Financial Group, either through the issuance of new shares of KB Financial Group (the “New Shares”) or the transfer of treasury shares held by KB Financial Group (the “Treasury Shares”) to the shareholders of KB Capital in exchange for common shares of KB Capital.

On the date of the Stock Swap (expected to be July 3, 2017), KB Financial Group will allot to the shareholders registered in the shareholder register of KB Capital (other than KB Financial Group) 0.5201639 common share (New Shares or Treasury Shares) of KB Financial Group for each common share of KB Capital held by such shareholders (such swap ratio, the “Swap Ratio”). In respect of any resulting fractional shares, KB Financial Group expects to pay to the relevant shareholders of KB Capital, within one month from the date of the Stock Swap, an amount calculated based on the closing price of the New Shares on the first day of trading of such shares on the Korea Exchange (or, in the event that only Treasury Shares are provided as consideration to KB Capital shareholders, the closing price on the date of transfer of the Treasury Shares).

The aggregate number of New Shares and Treasury Shares will be no more than 5,363,669 shares. The total number of KB Financial Group shares to be transferred in exchange for common shares of KB Capital (the “KBFG Consideration Shares”) is derived by multiplying the number of KB Capital shares owned by KB Capital shareholders on the date of the Stock Swap (expected to be July 3, 2017) by the Swap Ratio, but (i) if the number of KBFG Consideration Shares is no more than the Maximum Number of Transferable Treasury Shares (as defined below), no New Shares will be issued by KB Financial Group, and instead KB Financial Group will transfer Treasury Shares equal to the number of KBFG Consideration Shares to such KB Capital shareholders; and (ii) if the number of KBFG Consideration Shares exceeds the Maximum Number of Transferable Treasury Shares, KB Financial Group will transfer the Maximum Number of Transferable Treasury Shares, and issue New Shares in a number equal to such excess, to such KB Capital shareholders.

“Maximum Number of Transferable Treasury Shares” means 21,546,313 Treasury Shares less the final number of treasury shares of KB Financial Group transferred pursuant to the stock swap agreement dated April 14, 2017 between KB Financial Group and KB Insurance Co., Ltd.

As the total number of KBFG Consideration Shares does not exceed 10% of the total number of shares issued by KB Financial Group, the approval by the board of directors of the Stock Swap Agreement may replace an approval of the general meeting of shareholders, pursuant to paragraph (1) of Article 360-10 of the KCC. The meeting of the board of directors for the approval of the Stock Swap, in lieu of an approval of the general meeting of shareholders, took place on April 14, 2017.

Each party will be responsible for all of its expenses and taxes in connection with the Stock Swap. All matters relating to the determination of the final number of New Shares and Treasury Shares, as well as the procedures and timing of the Stock Swap, have been delegated to the representative director. Matters not expressly provided for in the Stock Swap Agreement will be determined in accordance with the Financial Holding Company Act, Financial Investment Services and Capital Markets Act and the KCC.

2.	Entity That Will Become the Wholly-owned Subsidiary

a.	Company name: KB Capital Co., Ltd.

b.	Address of headquarters: 295, Hyowon-ro, Paldal-gu, Suwon-si, Gyeonggi-do, Korea

3.	Information on Expressing Opposition

a.	Procedures

Shareholders registered in the shareholder register of KB Financial Group on April 24, 2017 who oppose the resolution of the board of directors regarding the Stock Swap should submit a “Notice of Opposition to the Resolution of the Board of Directors” (please refer to the form below).

•	Registered shareholders must submit their original notice of opposition by May 11, 2017 to KB Financial Group at the following address:

Investor Relations Department (7F, Yeoido Headquarters of Kookmin Bank), 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea (Telephone number: +82-2-2073-2882)

•	Beneficial owners who own shares through a brokerage company must submit their notice of opposition to the relevant brokerage company by May 8, 2017 (for further details, please contact the relevant brokerage company) or directly to KB Financial Group at the above address by May 11, 2017.

b.	Appraisal Rights

Pursuant to paragraph (7) of Article 360-10 of the KCC, no appraisal rights will be recognized.

c.	Other Matters

Pursuant to paragraph (5) of Article 360-10 of the KCC, if shareholders owning 20% or more of the total number of shares issued by KB Financial Group provide written notice of their opposition to the Stock Swap, the small-scale stock swap procedure will not be allowed, and the parties are expected to review whether to proceed with the Stock Swap in accordance with the Stock Swap Agreement.

4.	Form of Notice of Opposition

Notice of Opposition to the Resolution of the Board of Directors

To KB Financial Group Inc.:

I hereby provide written notice of my opposition to the replacement of an approval of the general meeting of shareholders with an approval of the board of directors regarding the execution of a small-scale stock swap agreement between KB Financial Group Inc. and KB Capital Co., Ltd.

Shareholder Number
Number of Shares Owned	common shares
Number of Shares Opposed	common shares

Date:
Address:
Resident (Business) Registration Number:
Name: (signature) (Telephone: )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 27, 2017	By:	/s/ Jae Keun Lee
(Signature)

	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer

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